TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

THE PRUDENTIAL TOWER
13-10, NAGATACHO 2-CHOME
CHIYODA-KU, TOKYO 100-0014, JAPAN
(C.P.O.BOX 1576, TOKYO 100-8694, JAPAN)
TEL:(81-3)5157-2700 FAX:(81-3)5157-2900

OFFICES OF BAKER & MCKENZIE

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FILE NO. 82-4861

April 1, 2004

VIR AIR MAIL

Office of International Corporate Financ[redacted]
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

04024365

SUPPL

MegaChips Corporation

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following documents published by the Company in Japan.

- Notice of the Extraordinary General Meeting of Shareholders (filed dated February 5, 2004) (English translation);
- Notice of Resolutions of the Extraordinary General Meeting of Shareholders (filed dated February 24, 2004) (English translation); and
- Notice of Changes of Officers upon Shift to a System of Holding Company (filed dated February 24, 2004) (English translation).

Yours very truly,

PROCESSED
APR 21 2004
THOMSON FINANCIAL

Kunio Aoki

Encl.
cc: MegaChips Corporation
Shimpson Thacher & Bartlett

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